BTIG, LLC

65 E. 55th Street

New York, New York 10022

January 10, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Consilium Acquisition Corp I, Ltd. Registration Statement on Form S-1 (File No. 333-261570)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Consilium Acquisition Corp, Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on January 12, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 500 copies of the Preliminary Prospectus have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BTIG, LLC As Representative of the Several Underwriters

By:	/s/ Gil Ottensoser
Name:	Gil Ottensoser
Title:	Managing Director